               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                      ____________________


                            FORM 11-K
                          ANNUAL REPORT

                      ____________________


                Pursuant to Section 15(d) of the

                 Securities Exchange Act of 1934


                      ____________________


           For the Fiscal Year Ended December 31, 1997


                      _____________________


          PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN
                      FOR HOURLY EMPLOYEES

                   Commission File No. 1-5591

                     ______________________

                        PENNZOIL COMPANY

                 Pennzoil Place, P. O. Box 2967
                   Houston, Texas  77252-2967
   (Name of issuer of securities held pursuant to the plan and address of its principal executive office)

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Administrative Committee,
Pennzoil Company Savings and
Investment Plan for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of the Pennzoil Company Savings and Investment Plan for Hourly Employees (the Plan) as of
December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrative committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, included as Schedule I, and reportable transactions (series of investment transactions) for the year ended December 31, 1997, included as Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        ARTHUR ANDERSEN LLP

Houston, Texas
June 25, 1998


                                           PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN
                                                       FOR HOURLY EMPLOYEES

                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      (WITH FUND INFORMATION)
                                                         DECEMBER 31, 1997

                                                                           Participant Directed Funds
                                               ------------------------------------------------------------------------------------
                                                 Merrill             J. P.           Fidelity          Dreyfus/           Davis
                                                  Lynch             Morgan           Advisor           Laurel              New
                                                Retirement      Institutional        Income &          Equity              York
                                               Preservation          Bond             Growth            Index             Venture
                                                  Trust              Fund              Fund             Trust              Fund
                                               ------------      ------------      ------------      ------------      ------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock               $      -          $      -          $      -          $      -          $      -
    Battle Mountain Gold Company
      common stock                                     -                 -                 -                 -                 -
    Merrill Lynch Retirement
      Preservation Trust                         3,867,164               -                 -                 -                 -
    Mutual funds                                       -             209,355           405,708         4,678,558         1,542,380
    Participant loans                                  -                 -                 -                 -                 -
    Cash and temporary investments                  51,760               -                 -                 339               -

  Receivables-
    Employee contributions                          20,960             1,627             4,679            24,702             9,845
    Employer contributions                             -                 -                 -                 -                 -
    Investment income                                5,243             2,542            27,663               -                 -
                                               ------------      ------------      ------------      ------------      ------------
       Total assets                              3,945,127           213,524           438,050         4,703,599         1,552,225

LIABILITIES:
    Payable to brokers                               4,985               -                 -                 -                 -
                                               ------------      ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE
    FOR BENEFITS                                $3,940,142        $  213,524        $  438,050        $4,703,599        $1,552,225
                                               ============      ============      ============      ============      ============

 See notes to financial statements.


                                                                                      Non-
                                                                                   Participant
                                                Participant Directed Funds           Directed
                                               ------------------------------      ------------
                                                                    Company           Company
                                                   Loan              Stock             Stock
                                                   Fund              Fund              Fund              Total
                                               ------------      ------------      ------------      ------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock               $      -          $2,196,879        $5,945,421        $8,142,300
    Battle Mountain Gold Company
      common stock                                     -               6,485             5,751            12,236
    Merrill Lynch Retirement
      Preservation Trust                               -                 -                 -           3,867,164
    Mutual funds                                       -                 -                 -           6,836,001
    Participant loans                            1,032,917               -                 -           1,032,917
    Cash and temporary investments                     -                 -              50,040           102,139

  Receivables-
    Employee contributions                             -              13,210               -              75,023
    Employer contributions                             -                 -              24,473            24,473
    Investment income                                  -                 -               3,563            39,011
                                               ------------      ------------      ------------      ------------
       Total assets                              1,032,917         2,216,574         6,029,248        20,131,264

LIABILITIES:
    Payable to brokers                                 -                 -              18,072            23,057
                                               ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE
    FOR BENEFITS                                $1,032,917        $2,216,574        $6,011,176       $20,108,207
                                               ============      ============      ============      ============

 See notes to financial statements.


                                           PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN
                                                       FOR HOURLY EMPLOYEES

                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      (WITH FUND INFORMATION)
                                                         DECEMBER 31, 1996

                                                                           Participant Directed Funds
                                               ------------------------------------------------------------------------------------
                                                 Merrill             J. P.           Fidelity          Dreyfus/           Davis
                                                  Lynch             Morgan           Advisor           Laurel              New
                                                Retirement      Institutional        Income &          Equity              York
                                               Preservation          Bond             Growth            Index             Venture
                                                  Trust              Fund              Fund             Trust              Fund
                                               ------------      ------------      ------------      ------------      ------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock               $      -          $      -          $      -          $      -          $      -
    Battle Mountain Gold Company
      common stock                                     -                 -                 -                 -                 -
    Merrill Lynch Retirement
      Preservation Trust                         3,073,475               -                 -                 -                 -
    Mutual funds                                       -             176,778           244,802         2,949,961           606,905
    Participant loans                                  -                 -                 -                 -                 -
    Cash and temporary investments                  60,407               -                 -                 -                 -

  Receivables-
    Employee contributions                          46,309             3,353             5,249            37,379            11,433
    Employer contributions                             -                 -                 -                 -                 -
    Investment income                                   91               -                 -                 -                 -
                                               ------------      ------------      ------------      ------------      ------------
       Total assets                              3,180,282           180,131           250,051         2,987,340           618,338

LIABILITIES:
    Payable to brokers                                 -              18,934             3,386            20,535             7,267
                                               ------------      ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE
    FOR BENEFITS                                $3,180,282        $  161,197        $  246,665        $2,966,805        $  611,071
                                               ============      ============      ============      ============      ============

 See notes to financial statements.


                                                                                      Non-
                                                                                   Participant
                                                Participant Directed Funds           Directed
                                               ------------------------------      ------------
                                                                    Company           Company
                                                   Loan              Stock             Stock
                                                   Fund              Fund              Fund              Total
                                               ------------      ------------      ------------      ------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock               $      -          $2,242,279        $5,224,705        $7,466,984
    Battle Mountain Gold Company
      common stock                                     -               7,892             6,999            14,891
    Merrill Lynch Retirement
      Preservation Trust                               -                 -                 -           3,073,475
    Mutual funds                                       -                 -                 -           3,978,446
    Participant loans                              692,157               -                 -             692,157
    Cash and temporary investments                     -                 -              35,489            95,896

  Receivables-
    Employee contributions                             -              27,083               -             130,806
    Employer contributions                             -                 -              57,403            57,403
    Investment income                                  -                 -                  36               127
                                               ------------      ------------      ------------      ------------
       Total assets                                692,157         2,277,254         5,324,632        15,510,185

LIABILITIES:
    Payable to brokers                                 -                 -                 -              50,122
                                               ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE
    FOR BENEFITS                                $  692,157        $2,277,254        $5,324,632       $15,460,063
                                               ============      ============      ============      ============

 See notes to financial statements.


                                  PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN
                                              FOR HOURLY EMPLOYEES

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                             (WITH FUND INFORMATION)
                                       FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                      Participant Directed Funds
                                        ---------------------------------------------------------------------------------------
                                          Merrill             J.P.             Fidelity           Dreyfus/            Davis
                                           Lynch             Morgan            Advisor             Laurel              New
                                         Retirement       Institutional        Income &            Equity              York
                                        Preservation          Bond              Growth             Index              Venture
                                           Trust              Fund               Fund              Trust               Fund
                                        -----------        -----------        -----------        -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                     $3,180,282         $  161,197         $  246,665         $2,966,805         $  611,071

CONTRIBUTIONS:
  Employee                                 539,951             40,628            121,210            660,983            254,637
  Employer                                     -                  -                  -                  -                  -

INVESTMENT INCOME:
  Dividends                                    -               14,896             34,151            121,645             66,503
  Interest                                 217,789                -                  -                  -                  -
  Loan Repayment Interest                   24,225              1,368              1,350             19,005              7,324

NET APPRECIATION IN FAIR VALUE
  OF INVESTMENTS                               -                3,173             24,947            928,117            209,835

NET TRANSFERS (Note 1)
  Among Funds                              393,719              6,224             37,343            320,547            462,257
  To Salaried Plan                         (39,557)            (3,764)           (16,111)          (113,657)           (25,491)

PARTICIPANT LOANS (Note 1)
  New Loans Issued                        (142,410)           (14,327)           (12,438)          (116,309)           (66,761)
  Principal Received                        90,518              5,351              7,617             76,485             39,623

EXPENSES                                    (1,247)               (81)               (86)              (786)              (357)

DISTRIBUTIONS AND WITHDRAWALS             (323,128)            (1,141)            (6,598)          (159,236)            (6,416)
  (Note 1)
                                        -----------        -----------        -----------        -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                           $3,940,142         $  213,524         $  438,050         $4,703,599         $1,552,225
                                        ===========        ===========        ===========        ===========        ===========

 See notes to financial statements

                                                                                 Non-
                                                                              Participant
                                          Participant Directed Funds           Directed
                                        ------------------------------        -----------


                                                              Company           Company
                                            Loan               Stock             Stock
                                            Fund                Fund              Fund              Total
                                        -----------        -----------        -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                     $  692,157         $2,277,254         $5,324,632        $15,460,063

CONTRIBUTIONS:
  Employee                                     -              334,233                -            1,951,642
  Employer                                     -                  -              805,278            805,278

INVESTMENT INCOME:
  Dividends                                    -               35,969             90,474            363,638
  Interest                                     -                  348                874            219,011
  Loan Repayment Interest                      -               15,907                -               69,179

NET APPRECIATION IN FAIR VALUE
  INVESTMENTS                                  -              440,324          1,107,559          2,713,955

NET TRANSFERS (Note 1)
  Among Funds                              (30,248)          (430,551)          (759,291)               -
  To Salaried Plan                         (22,820)           (18,834)          (111,985)          (352,219)

PARTICIPANT LOANS (Note 1)
  New Loans Issued                         682,598           (330,353)               -                  -
  Principal Received                      (288,770)            69,176                -                  -

EXPENSES                                       -                  -                 (684)            (3,241)

DISTRIBUTIONS AND WITHDRAWALS                  -             (176,899)          (445,681)        (1,119,099)
  (Note 1)
                                        -----------        -----------        -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                           $1,032,917         $2,216,574         $6,011,176         $20,108,207
                                        ===========        ===========        ===========        ===========



 See notes to financial statements

             PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN

                         FOR HOURLY EMPLOYEES


                     NOTES TO FINANCIAL STATEMENTS



1.   DESCRIPTION OF THE PLAN:

General

The Pennzoil Company Savings and Investment Plan for Hourly Employees (the Plan) was established effective January 1, 1989 (effective date), by Pennzoil Company. The purpose of the Plan is to encourage hourly employees of Pennzoil Company and participating subsidiaries and affiliated companies (Pennzoil) to save, and invest systematically, a portion of their current compensation in order that they may have an additional source of income upon their retirement or disability, or for their family in the event of their death. Upon changing wage status to salary, a participant's account balance is transferred between the Plan and the Pennzoil Company Savings and Investment Plan.

Each person employed by Pennzoil who is a member of a collective bargaining unit which has agreed to participate in the Plan and who is receiving remuneration on an hourly basis on or after January 1, 1989, is eligible to participate in the Plan on the later of the effective date or the entry date coinciding with or next following their completion of one year of service.

In addition, an eligible employee could, independently of his pretax contribution, elect to make after-tax contributions to the Plan in whole percentages of not less than 1 percent and not more than 6 percent of annual compensation. Effective April 1, 1994, the Plan was amended to increase the maximum pretax and after-tax contributions for eligible employees from 6 percent of annual compensation to 12 percent of annual compensation. In addition, the maximum combined contribution rates of pretax and after-tax contributions based on years of participation in the Plan were increased to 9 percent, 10 percent and 12 percent, respectively, for those employees. The sum of the rates of pretax and after-tax contributions are subject to the following limitations:


Years of Participation(a)       Maximum Combined Contribution Rate
------------------------        ----------------------------------

    Less than 5 years                           9%
    5 - 10 years                               10%
    More than 10 years                         12%

For each Plan year, Pennzoil contributes an amount on behalf of participating employees equal to the following percentages of the aggregate pretax and after-tax contribution rates shown above. Pennzoil's contributions on behalf of participating employees were not changed by the amendment.

                                Applicable
                               Percentage -
       Years of              Employer Matching
   Participation (a)           Contribution
   -----------------         -----------------
   Less than 5 years                50%
   5 - 10 years                     75%
   More than 10 years              100%

(a) Includes years of participation in the Plan, the Prior Plan or the Pennzoil Company and Participating Companies Employees Stock Purchase Plan.

Investment Choices

Employer contributions are invested primarily in Pennzoil common stock. At Pennzoil's discretion, employer contributions may be made either in cash or in Pennzoil common stock. Employer contributions are invested in either Pennzoil common stock or in the other investment funds as designated by the participant. The statements of net assets available for benefits and statement of changes in net assets available for benefits present participant directed and non-participant directed activity separately. During 1997, Pennzoil contributed 13,226 shares of its common stock valued at the average of the high and low market prices on the date of the contribution. All employee and employer contributions (other than stock) are initially invested in interest-bearing short-term, highly liquid investments and are classified in the accompanying statement of net assets available for benefits under the caption "Cash and temporary investments."


Employee contributions are invested as designated by participating employees in the following investment funds:

      Fund Name              Type of Investment(s)

I.   Merrill Lynch         Invests primarily in guaranteed
     Retirement            investment contracts (generally with
     Preservation Trust    insurance companies or banks which
                           agree to return principal and a stated
                           rate of return over a specified period
                           of time) and U.S. Government and U.S.
                           Government Agency securities.
II.  J. P. Morgan          Normally, at least 65% of the fund's
     Institutional Bond    assets will be represented by
     Fund                  investment in securities rated "A" or
                           better by a major ratings agency.  The
                           fund's duration (a measure of average
                           maturity) ranges between 3-1/2 and 5-
                           1/2 years.
III. Fidelity Advisor      Invests in a diversified portfolio of
     Income & Growth Fund  equity and fixed-income securities
                           with income, growth of income and
                           capital appreciation potential.
IV.  Dreyfus/Laurel        Consists of common stocks that, to the
     Equity Index Trust    extent possible, duplicate the
                           composition of Standard & Poor's Index
                           of 500 stocks.
V.   Davis New York        Invests primarily in common stock and
     Venture Fund          securities convertible into common
     (formerly New York    stock.  The fund ordinarily invests in
     Venture Fund)         securities which management believes
                           have above-average appreciation
                           potential.
VI.  Company Stock         Common stock of Pennzoil.
     Fund

Loans

A participant may apply to the administrative committee of the Plan to borrow from his accounts, subject to certain limitations. Such loans will be for a term not to exceed five years (up to 20 years in the case of loans to purchase a primary residence). The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50 percent of the participant's account balances. Interest rates on loans are fixed at the Prime Rate plus one percent.

Repayment of loans are made each pay period by payroll deductions, or a loan may be prepaid in full by a lump sum payment. Upon retirement, death or termination of employment, participants have 60 days after the next-payment due date to pay the loan in full.

Participant loans are reported as an asset of the Loan Fund and principal and interest payments received are transferred to the investment funds based on the participant's current contribution elections.

Vesting and Disposition of Forfeitures

Participants are always fully vested in employee contributions. Participants vest in employer contributions at a rate of 25 percent per year beginning at the end of two years of service, becoming fully vested after five years of service. Any nonvested portion of employer contributions shall be forfeited upon termination. Forfeitures shall be allocated as follows: first, to reinstate any employer contribution amounts of participants who return to service and, second, to restore any amounts previously forfeited as unclaimed benefits. Any remaining amounts are applied to reduce succeeding employer contributions. Forfeitures available, plus earnings, for utilization as of December 31, 1997 and 1996 had market values of $3,683 and $3,071, respectively. No forfeitures were utilized during 1997.

Withdrawals

Withdrawals may be made from either an employee's previous pretax or after-tax contributions, net of previous withdrawals, upon written notice to the administrative committee of the Plan. After-tax withdrawals result in the participant's forfeiture of the right to participate in the Plan for 180 days. Pretax withdrawals are allowed only when the participant's age is 59-1/2 or older, unless a financial hardship exists. Hardship withdrawals will cause the participants to be suspended from making further contributions for 365 days. Withdrawals may be made from employer contributions only if the participant has been a member of the Plan for five full Plan years and will cause an employee to be suspended from participation in the Plan for 180 days.

Distribution of Benefits

Benefits  that  are  vested  are  payable  to  participants  or  their
beneficiaries   at   retirement,  permanent   disability,   death   or
termination of service.

Plan Administration

The Plan is administered by an administrative committee consisting of at least three members appointed by the Board of Directors of Pennzoil. The sole trustee of the Plan is Mellon Bank, N.A. All administrative expenses are borne by Pennzoil with the exception of fees for investment management and loan processing fees for participant loans.

The Plan is subject to reporting and regulations pursuant to the Employee Retirement Income Security Act of 1974.

Termination or Amendment of the Plan

The Plan may be terminated, amended or modified by the Board of Directors of Pennzoil at any time. Upon complete or partial termination of the Plan, all amounts credited to the accounts with respect to which the Plan has been terminated shall become fully vested and nonforfeitable.

2.   SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The  financial  statements of the Plan are presented  on  the  accrual basis of accounting, except that amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan are not recorded as a liability of the Plan but are classified as a component of net assets available for benefits. There were no such amounts outstanding at December 31, 1997 and 1996. A separate account is maintained for each participant which reflects the participant's contributions, net of withdrawals, and the participant's allocable share of Pennzoil contributions and the Plan's investment earnings.

Management's Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Asset Valuation

The Plan's investments are reflected in the accompanying financial statements at year-end current values, which represent fair values. For the Company Stock Fund, fair value was determined by using the applicable closing price of the funds listed on the New York Stock
Exchange on the last trading day of the Plan year. For all mutual funds at December 31, 1997 and 1996, fair value was determined based on the closing price of the securities held by the collective fund as listed on the applicable stock exchange on the last trading day of the Plan year and the number of participating units held by the Plan in each fund. The Merrill Lynch Retirement Preservation Trust Fund is a common/collective trust fund investing primarily in guaranteed investment contracts and U.S. Government securities. The guaranteed investment contracts are fully benefit responsive and are recorded at contract value, which approximates fair value. Effective yields were approximately 6.6% and 6.4% and crediting interest rates approximated 6.1% and 5.9% for the years ended December 31, 1997 and 1996, respectively. Contract value for the Merrill Lynch Retirement Preservation Trust was determined based on contributions made under the investment contract plus interest earned at the contract's rate less funds used to pay investment fees charged by the insurance companies.

Investments in the Stock Fund are assigned units of participation. The unit value is determined daily based upon the fair market value of the underlying net assets, which consist of Pennzoil Common Stock, cash and temporary investments. The total units of Pennzoil Common Stock assigned to participants at December 31, 1997 were 280,554. The unit value for Pennzoil Common Stock at December 31, 1997 was $29.14. The total units of Pennzoil Common Stock assigned to participants at December 31, 1996 were 308,776. The unit value for Pennzoil Common Stock at December 31, 1996 was $24.29.

Net appreciation in fair value of investments consists of realized gains on sale of investments and unrealized appreciation of investments. Realized gains are calculated based on proceeds from the sale of assets and the value of the assets at the beginning of the Plan year or at time of purchase if acquired during the current Plan year. Unrealized appreciation of investments is calculated based on the market value of the assets at the end of the Plan year and the market value of the assets at the beginning of the Plan year or at time of purchase if acquired during the current Plan year.

3.   FEDERAL INCOME TAXES:

The Plan obtained its latest determination letter on October 26, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1997 and 1996.


4.   SUBSEQUENT EVENTS:

On April 15, 1998, Pennzoil announced a comprehensive restructuring that will result in the separation of Pennzoil's motor oil, refined products and franchise operations (which generally include Pennzoil Products Company ("PPC"), Jiffy Lube International, Inc. ("Jiffy Lube") and their respective subsidiaries (collectively, "Pennzoil Products Group")) from Pennzoil's exploration and production operations. The restructuring includes the pro rata distribution of Pennzoil Products Group (i.e., the common stock of PPC (which will at such time hold the motor oil and refined products operations of PPC and the common stock of Jiffy Lube)) to holders of Pennzoil common stock. As a result of the restructuring, the Plan will be split between the Pennzoil Products Group and Pennzoil. Each plan after the split will have similar provisions as the existing Plan. At this time, Pennzoil is unable to determine the amounts to be transferred to the new plans.

                                                                                     SCHEDULE I


                               PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN
                                           FOR HOURLY EMPLOYEES

                               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                             DECEMBER 31, 1997



                                                                                                    Current
Identity of Issue                          Description of Investment                 Cost            Value
---------------------                      -------------------------              -----------      -----------
EQUITY SECURITIES:
 Common stock-
  Pennzoil Company <F1>                      121,867 shares--$.83-1/3 par value    $ 6,606,341      $ 8,142,300
  Battle Mountain Gold Company               2,128 shares--$.10 par value                9,754           12,236
                                                                                   -----------      -----------
        Total equity securities                                                      6,616,095        8,154,536
                                                                                   -----------      -----------

INVESTMENT COMMON TRUSTS:
 Merrill Lynch Retirement
    Preservation Trust                       3,867,164 units of collective trust     3,867,164        3,867,164
                                                                                   -----------      -----------

MUTUAL FUNDS:
  Dreyfus/Laurel Equity
    Index Trust                              227,446 units of an equity fund         3,155,850        4,678,558
  Davis New York Venture Fund                69,072 units                            1,288,935        1,542,380
  Fidelity Advisor Income & Growth Fund      22,313 units                              375,991          405,708
  J.P. Morgan Institutional Bond Fund        20,998 units                              205,809          209,355
                                                                                   -----------      -----------
        Total mutual funds                                                           5,026,585        6,836,001
                                                                                   -----------      -----------

OTHER ASSETS:
  Cash <F1>                                                                                339              339
  Mellon Bank - EB temporary
    investment fund <F1>                     101,800 units                             101,800          101,800
                                                                                   -----------      -----------
        Total cash and temporary investments                                           102,139          102,139

  Participant Loans with interest
    rates ranging from 8.75% to 10% <F1>                                             1,032,917        1,032,917
                                                                                   -----------      -----------
        Total other assets                                                           1,135,056        1,135,056
                                                                                   -----------      -----------

        Total assets held for
          investment purposes                                                      $16,644,900      $19,992,757
                                                                                   ===========      ===========



<F1> Represents party in interest.

                                                                                     SCHEDULE II

                                  PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN
                                              FOR HOURLY EMPLOYEES

                                      SCHEDULE OF REPORTABLE TRANSACTIONS
                                      (SERIES OF INVESTMENT TRANSACTIONS)
                                      FOR THE YEAR ENDED DECEMBER 31, 1997


Number of
 Units or
Face Value        Identity of Party Involved         Purchase      Selling       Cost of          Net
  Amount          and Description of Assets          Price<F1>     Price<F1>      Asset          Gain
----------     -------------------------------      ----------    ----------    ----------     --------

               Pennzoil Company common stock,
                $.83-1/3 par value -
   24,552         Purchases (68 transactions)       $1,541,474    $     -       $1,541,474     $    -
   34,844         Sales (116 transactions)                -         2,414,041    1,838,812       575,229

               Mellon Bank - EB Temporary
                Investment Fund -
1,361,333         Purchases (152 transactions)       1,361,333          -        1,361,333          -
1,355,354         Sales (125 transactions)                 -        1,355,354    1,355,354          -

               Merrill Lynch Retirement
                Preservation Trust -
1,771,772         Purchases (74 transactions)        1,771,772          -        1,771,772          -
  978,083         Sales (74 transactions)                 -           978,083      978,083          -

               Dreyfus/Laurel Equity Index
                Trust -
   73,664         Purchases (94 transactions)        1,401,729          -        1,401,729          -
   31,634         Sales (72 transactions)                 -           601,249      401,523      199,726

               Davis New York Venture
                Fund -
   46,428         Purchases (97 transactions)          978,875          -          978,875          -
   12,036         Sales (42 transactions)                 -           253,235      199,374       53,861



<F1> Current value of asset on transaction date is equal to the purchase or selling price.
     Prices are shown net of related expenses.

NOTE: This schedule is a listing of a series of investment transactions in the same security which exceed 5% of the current value of the Plan's assets as of the beginning of the Plan year.


                               SIGNATURE



      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned thereunto duly authorized.



                                 PENNZOIL COMPANY SAVINGS AND
                                 INVESTMENT PLAN FOR HOURLY EMPLOYEES



                                 By     S/N JAMES W. SHADDIX
                                 James W. Shaddix
                                 Chairman of the Administrative Committee


June 29, 1998

               CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



      As independent public accountants, we hereby consent to the incorporation of our report dated June 25, 1998, included herein, into Pennzoil Company's previously filed Registration Statements on Form S-8 Nos. 33-24261 and 33-53783.


                                                   ARTHUR ANDERSEN LLP

Houston, Texas
June 29, 1998